Exhibit (a)(5)(C)

FORM OF OPTION SUMMARY

To [Holder]:

As you know, we have determined that certain HCC Insurance Holdings, Inc. options you hold were granted with a below-market exercise price, and that to the extent that these options vested after December 31, 2004 or may vest in the future, they may be subject to taxation as nonqualified deferred compensation under Section 409A of the U.S. Internal Revenue Code.

As previously announced, we have commenced a tender offer to amend your unexercised options to increase the exercise price to the closing share price of our common stock on the actual measurement date for each such option for tax purposes. If you accept the offer to amend, this amendment will prevent any adverse tax consequences under Section 409A associated with past or future vesting of the portion of your unexercised options that were not vested as of December 31, 2004. In order to compensate for the higher exercise price, you will also be eligible to receive a cash payment equal to the increase in the aggregate exercise price. In addition, these options, whether or not amended as part of this offer, will be deemed to be non-qualified options.

We have provided to eligible option holders, and have also filed with the SEC, a formal Offer to Amend, a related Letter of Transmittal and other documents describing the tender offer in detail. You should read these tender offer documents carefully because they contain important information about the tender offer. You can obtain the tender offer documents and other related documents filed with the SEC at the SEC’s web site (www.sec.gov) or from us at no cost.

We will also send you another communication in July 2007 that provides the amount of and scheduled payment dates for your cash payments (assuming you elect to amend all affected options). The payment dates will depend on the vesting schedules of the amended options.

Your Affected Options

Set forth below is a list of the options that you hold, listed by option number and grant date, that may be subject to Section 409A. The table includes for each option the total number of shares originally granted, the original exercise price and the exercise price as proposed to be amended, the number of shares subject to each option that are eligible for amendment under the tender offer, and the aggregate amount of the cash bonus you will receive if you accept the offer to amend and satisfy all of the other conditions relating to payment of the cash bonus.

Number of
Shares
		Number	Original	Amended	Constituting
Option	Grant	of Shares	Exercise	Exercise	an Eligible	Cash
Number	Date	Granted	Price	Price	Option	Bonus